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82-03209

Financial Calendar 2007

SUPPL

RECEIVED
2007 JAN 10 A 9:27
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Financial events	Date*
Trading Statement Q4 2006 Publication: 8.00 CET	**January 26, 2007**
Results January–December and Q4 2006 Publication: 7.30 CET Results presentation: 11.30 CET	**March 6, 2007**
Publication of the Annual Report 2006	**April 2007**
Trading Statement Q1 2007 Publication: 8.00 CET	**April 20, 2007**
Results January–March 2007 Publication: 7.30 CET Results presentation: 11.30 CET	**May 16, 2007**
Record date for the AGM	**May 18, 2007**
Annual General Meeting (AGM) AUSTRIA CENTER VIENNA, Bruno-Kreisky-Platz 1, 1220 Vienna, 14.00 CET	**May 24, 2007**
Dividend ex date	**May 30, 2007**
Dividend payment date	**May 31, 2007**
Trading Statement Q2 2007 Publication: 8.00 CET	**July 19, 2007**
Results January–June and Q2 2007 Publication: 7.30 CET Results presentation: 11.30 CET	**August 16, 2007**
Trading Statement Q3 2007 Publication: 8.00 CET	**October 18, 2007**
Results January–September and Q3 2007 Publication: 7.30 CET Results presentation: 11.30 CET	**November 15, 2007**

PROCESSED
JAN 16 2007
THOMSON FINANCIAL

*The dates shown above are subject to final confirmation
The effective dates can be downloaded at our homepage:
www.omv.com > Investor Relations > Investor News > Financial Calendar

dlw 1/10

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OMV Aktiengesellschaft

OMV Investor News

OMV starts oil production in Yemen and was awarded a new exploration licence

December 27, 2006
9.50am (UK time) — 10.50am (CET)

- **Start of oil production in Block S2**
- **New exploration license for Block 29**

OMV, the leading oil and gas group in Central Europe, started oil production with early production facilities in Block S2 (Al Uqlah) in Yemen on December 23, 2006. Initially, the daily production rate of the first production well Kharwah-1 is approx. 1,000 barrels (bbl). The further development of the oil field, operated by OMV, is carried out in two phases. In the first phase a daily production of 11,000 bbl should be achieved by 2008. In the second phase production will be increased to 32,000 bbl/d as of 2009/2010. Proved reserves amount to approx. 50 mn bbl. The field is expected to have a lifetime of at least 20 years. Furthermore OMV was awarded a new exploration licence on December 9, 2006, which will boost OMV's Yemen portfolio.

The development area for oil discoveries in Block S2 comprises an area of approx. 1,000 square km in central Yemen. Investments for the first development step amount to USD 85 mn. Current estimates for the full field development, including phases 1 and 2, are USD 250 to USD 300 mn. Block S2 is situated close to Block 2 (Al Mabar), for which OMV signed a Production Sharing Agreement (PSA) on July 13, 2005. PSA for Block 2 was ratified by the Parliament of Yemen on May 15, 2006 and was signed on June 7, 2006 by President Ali Abdulla Saleh.

New exploration licence
On December 9, 2006 the Ministry of Oil and Minerals announced the winners of the Third Exploration Licensing Round. OMV as operator was awarded Block 29 in the Jeza-Qamar Basin together with joint venture partner Pakistan Petroleum Limited. Both partners have a 50 percent share in this project. The block is located in the Eastern part of Yemen and covers an area of 9,237 square km. Exclusive negotiations for a Production Sharing Agreement will commence shortly.

Balanced international E&P portfolio
OMV owns a balanced international E&P portfolio in 19 countries organized around five core regions: the Danube and Adriatic region, Northern Africa, the North Sea, the Middle East/Caspian and Australia/New Zealand. OMV's daily production volume is approximately 320,000 boe/d, its reserves are approximately 1.4 bn boe.

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Background information:

Interests Block S2

OMV (Yemen Block S2) Exploration GmbH (operator)	44.0%
Sinopec International Petroleum Exploration and Production Corporation	37.5%
The Yemen General Corporation for Oil & Gas	12.5%
The Yemen Resources Limited	6.0%

Productions-, reserves and investment figures in this news release relate to gross project (100%).

OMV in Yemen

OMV has been active in Yemen since the early 1990s. The company has an office in Sana'a, Yemen, with 42 employees, including 19 expatriates.

Block S2 (Al Uqlah) was acquired with the international portfolio of Preussag in 2003. In the same year OMV discovered oil with the well "Al-Nilam-1". Then, following comprehensive block evaluation in 2004, a further well (Habban-1) was successfully drilled and tested on April 6, 2005. The Al-Nilam-ST1 well successfully tested the potential of the fractured basement in another compartment of the Habban field.

A Production Sharing Agreement for Block 2 (Al Mabar) was signed on July 13, 2005. It was ratified by the Parliament of Yemen on May 15, 2006. OMV (Yemen) Al Mabar Exploration GmbH assumed operatorship and commenced exploration of the block.



SAUDI ARABIA
OMAN
YEMEN
Red Sea
SAN'A
BLOCK S2
BLOCK 2
Aden
Gulf of Aden
YEMEN
BLOCK S2:
OMV (OP) 44%
BLOCK 2:
OMV (OP) 87%
100 Kilometers

OMV Aktiengesellschaft

With Group sales of EUR 15.6 billion and a workforce of 49,919 employees in 2005, as well as market capitalization of approx. EUR 13 billion, OMV Aktiengesellschaft is Austria's largest listed industrial company. As the leading oil and gas group in Central Europe, OMV is active in Refining and Marketing (R&M) in 13 countries and has already achieved its goal for 2010 to increase its market share to 20%. In Exploration and Production (E&P) OMV is active in 19 countries on five continents. In the Gas business segment OMV has storage facilities and a 2,000 km long pipeline system, transporting 45 bcm of natural gas annually to countries such as Germany and Italy. OMV holds stakes in integrated chemical and petrochemical plants – 50% in AMI Agrolinz International GmbH and 35% stake in Borealis A/S, one of the world's leading producers of polyolefin. Other important holdings are: 51% of Petrom SA, 50% of EconGas GmbH, 45% of the BAYERNOIL refining network and 10% of the Hungarian company MOL.

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With the acquisition of a majority stake in the Romanian Petrom, OMV has become the largest oil and gas group in Central Europe, with oil and gas reserves of approx. 1.4 billion boe, daily production of around 320,000 boe and an annual refining capacity of 26.4 million metric tons. OMV now has over 2,520 filling stations in 13 countries. The market share of the group in the R&M business segment in the Danube Region is now approx. 20%.

OMV further strengthened its leading position in the European growth belt through the acquisition of 34% of Petrol Ofisi, Turkey's leading company in the retail and commercial business.

For further information, please contact:

OMV

Ana-Barbara Kunčič, Investor Relations	Tel. +43 (1) 40 440-21600; e-mail: investor.relations@omv.com
Bettina Gneisz, Press	Tel. +43 (1) 40 440-21660; e-mail: bettina.gneisz@omv.com
Thomas Huemer, Press	Tel. +43 (1) 40 440-21660; e-mail: thomas.huemer@omv.com

Internet Homepage: www.omv.com

Next result announcement **January–December and Q4 2006** on March 6, 2007

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